UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

AdCare Health Systems, Inc.
(Name of Subject Company (Issuer))
10% Convertible Subordinated Notes Due April 30, 2017
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Allan J. Rimland
President and Chief Financial Officer
454 Satellite Blvd. NW
Suite 100
Suwanee, Georgia 30024
(678) 869-5116
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Lori A. Gelchion
Rogers & Hardin LLP
2700 International Tower, Peachtree Center
229 Peachtree Street, N.E.
Atlanta, Georgia 30303
(405) 420-4646

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,719,000	$894.63

(1)    Calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value assumes that all $7,700,000 aggregate principal amount of AdCare Health Systems, Inc.’s 10% Convertible Subordinated Notes Due April 30, 2017, are purchased at the tender offer price of $1,000 per $1,000 principal amount of such notes, plus accrued and unpaid interest on the notes to, but not including, the assumed payment date of January 10, 2017.

(2)	The amount of the filing fee equals $115.90 per $1,000,000 of the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None                Filing Party: Not Applicable
Form or Registration No.: Not Applicable            Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO
This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by AdCare Health Systems, Inc. (“AdCare”), a Georgia corporation, to purchase any and all of AdCare’s outstanding 10% Convertible Subordinated Notes Due April 30, 2017 (the “Convertible Notes”) for cash, at a purchase price equal to $1,000 per $1,000 principal amount of the Convertible Notes purchased, plus accrued and unpaid interest to, but not including, the payment date, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2016 (as the same may be amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal (as the same may be amended or supplemented, the “Letter of Transmittal”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. AdCare’s obligation to accept for payment, and to pay for, the Convertible Notes validly tendered and not validly withdrawn pursuant to the Offer is subject to satisfaction of the applicable conditions described in the Offer to Purchase. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Schedule TO incorporates by reference certain sections of the Offer to Purchase specified below in response to portions of Items 1 and 2 and Items 4 through 12 of this Schedule TO, as more particularly described below.
Item 1    Summary Term Sheet.
The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2    Subject Company Information.
(a)    Name and Address. The name of the issuer is AdCare Health Systems, Inc., a Georgia corporation. The address of the principal executive office of AdCare Health Systems, Inc. is 454 Satellite Blvd. NW, Suite 100, Suwanee, Georgia 30024. The telephone number of its principal executive office is (678) 869-5116.
(b)    Securities. The subject class of securities is AdCare’s 10% Convertible Subordinated Notes Due April 30, 2017. As of the date of this filing, $7,700,000 in aggregate principal amount of Convertible Notes was outstanding.
(c) Trading Market and Price. The information set forth under “Market Information about the Convertible Notes and AdCare’s Common Stock” in the Offer to Purchase is incorporated herein by reference.
Item 3    Identity and Background of Filing Person.
(a) Name and address. AdCare is the filing person and the subject company. AdCare’s business address and phone number are set forth in Item 2 above of this Schedule TO. As required by General Instruction C to Schedule TO, the following persons are executive officers and directors of AdCare.

Name	Position
William McBride, III	Chairman of the Board and Chief Executive Officer
Allan J. Rimland	President, Chief Financial Officer and Director
E. Clinton Cain	Senior Vice President, Chief Accounting Officer and Controller
Michael J. Fox	Director
Thomas W. Knaup	Director
Brent Morrison	Director
David A. Tenwick	Director

The address of each director and executive officer is c/o AdCare at 454 Satellite Blvd. NW, Suite 100, Suwanee, Georgia 30024. The telephone number of each director and executive officer is (678) 869-5116.

Item 4    Terms of the Transaction.
(a)    Material Terms.
(1)    Tender Offers.
(i)    The information set forth in the Offer to Purchase in the section entitled “Summary Term Sheet— The Convertible Notes” is incorporated herein by reference.
(ii)    The information in the Offer to Purchase in the section entitled “The Offer — Purchase Price; Accrued Interest” is incorporated herein by reference.
(iii)    The information in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
(iv)    Not applicable.
(v)    The information set forth in the Offer to Purchase in the section entitled “The Offer — Expiration Time; Extension; Amendment; Termination” is incorporated herein by reference.
(vi) — (vii)    The information set forth in the Offer to Purchase in the section entitled “Procedures for Tendering and Withdrawing Convertible Notes” is incorporated herein by reference.
(viii)    The information set forth in the Offer to Purchase in the section entitled “Acceptance for Payment and Payment” is incorporated herein by reference.
(ix)    Not applicable.
(x)    The information set forth in the Offer to Purchase in the section entitled “Additional Considerations Concerning the Offer — Material Differences in the Rights of Holders of Convertible Notes as a Result of the Offer” is incorporated herein by reference.
(xi)    The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Accounting Treatment of Purchase of the Convertible Notes in the Offer” is incorporated herein by reference.

(xii)    The information set forth in the Offer to Purchase in the section entitled “Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.
(b)    Purchases. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous – Security Ownership, Transactions and Arrangements” is incorporated herein by reference.
Item 5    Past Contacts, Transactions, Negotiations and Agreements.
(e)    Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous – Security Ownership, Transactions and Arrangements” is incorporated herein by reference. Except for the agreements filed as Exhibits (d)(1) and (d)(2) to this Schedule TO, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between any person identified in Item 3 of this Schedule TO and any other person with respect to any of the securities of AdCare (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Convertible Notes or the shares of AdCare’s common stock underlying the Convertible Notes).
Item 6    Purposes of the Transaction and Plans or Proposals.
(a)    Purposes. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction; Plans” is incorporated herein by reference.
(b)    Use of Securities Acquired. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction; Plans” is incorporated herein by reference.
(c)    Plans. The information set forth in the Offer to Purchase in the section entitled “The Offer — Purpose of the Transaction; Plans” is incorporated herein by reference.
Item 7    Source and Amount of Funds or Other Consideration.
(a)    Source of Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer — Source and Amount of Funds” is incorporated herein by reference.
(b)    Conditions. Not applicable.
(d)    Borrowed Funds. Not applicable.
Item 8    Interest in Securities of the Subject Company.
(a)    Securities Ownership. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Securities Ownership, Transactions and Arrangements” is incorporated herein by reference.
(b)    Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous — Securities Ownership, Transactions and Arrangements” is incorporated herein by reference.

Item 9    Persons/Assets, Retained, Employed Compensated or Used.
(a)    Solicitations or Recommendations. The information set forth in the Offer to Purchase in the section entitled “Miscellaneous – Fees and Expenses” is incorporated herein by reference.
Item 10    Financial Statements.
AdCare believes that its financial condition is not material to a holder’s decision whether to tender the Convertible Notes to AdCare because: (i) the consideration being paid to holders tendering Convertible Notes consists solely of cash; (ii) the Offer is not subject to any financing conditions; (iii) the Offer applies to all outstanding Convertible Notes; and (iv) AdCare is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR. The financial condition and results of operations of AdCare and its subsidiaries are reported electronically on EDGAR on a consolidated basis.
Item 11    Additional Information.
(a)    Agreements, Regulatory Requirements and Legal Proceedings. Not applicable.
(c)    Other Material Information. The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.
Item 12    Exhibits.
Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated December 8, 2016.

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and General Instructions for IRS Form W-9).

(a)(5)(i)	Press Release, dated December 8, 2016.

(b)	Not applicable.

(d)(1)
Letter Agreement, dated October 1, 2013, among AdCare, Park City Capital, LLC and Michael J. Fox (incorporated by reference to Exhibit 99.1 of AdCare’s Current Report on Form 8-K filed on October 17, 2013).

(d)(2)	Form of 10% Convertible Subordinated Notes Due April 30, 2017 (incorporated by reference to Exhibit 4.2 of AdCare’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015).

(g)	Not applicable.

(h)	Not applicable.
Item 13    Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADCARE HEALTH SYSTEMS, INC.

By:	/s/ Allan J. Rimland
	Name:	Allan J. Rimland
	Title:	Chief Financial Officer, President and Corporate Secretary
Dated: December 8, 2016

EXHIBIT INDEX
Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are so indicated.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated December 8, 2016.

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 and General Instructions for IRS Form W-9).

(a)(5)(i)	Press Release, dated December 8, 2016.

(b)	Not applicable.

(d)(1)
Letter Agreement, dated October 1, 2013, among AdCare, Park City Capital, LLC and Michael J. Fox (incorporated by reference to Exhibit 99.1 of AdCare’s Current Report on Form 8-K filed on October 17, 2013).

(d)(2)	Form of 10% Convertible Subordinated Notes Due April 30, 2017 (incorporated by reference to Exhibit 4.2 of AdCare’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015).

(g)	Not applicable.

(h)	Not applicable.